Secure Donation

MONTHLY ❤

GIVE ONCE

USD ▾

$ 90

$1,000 $500 $300
$120 $60 $25

Designate to Where it is needed most

Give In Honor / Memory

Add Comment

DONATE

< >

CHILD MIND® INSTITUTE

Give today for happier tomorrows.

The **1 in 5 children** with mental health and learning disordes need your help now more than ever. Thank you for helping us help them succed in school and in life.

Other Ways To Give • Start a Facebook Fundraiser

Is my donation secure ⓘ

Is my donation tax-deductible ⓘ

Symptom Checker

Be Part of the Healthy Brain Network

Participate

Donate

Support our mission
Do I get a receipt ⓘ
children's lives

CHILD MIND® INSTITUTE

Our Impact   Get Involved
Our Care   Our Research
For Families   For Educators
Topics A-Z

About Us • News & Press • Events • Blog